SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 14D-9
                               (Amendment No. 2)
     Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of
                      the Securities Exchange Act of 1934

                    BALCOR/COLONIAL STORAGE INCOME FUND-86
                           (Name of Subject Company)

                    BALCOR/COLONIAL STORAGE INCOME FUND-86
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

               THOMAS E. MEADOR                  JAMES R. PRUETT
                   CHAIRMAN                         PRESIDENT
              The Balcor Company            Colonial Storage 86, Inc.
        Bannockburn Lake Office Plaza      4381 Green Oaks Blvd.  West
        2355 Waukegan Road, Suite A200              Suite 100
         Bannockburn, Illinois  60015        Arlington, Texas  76016
                (847)267-1600                     (817)561-0100

         (Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of the Person(s)
                               Filing Statement)

                                   Copy To:
                               Herbert S. Wander
                               Lawrence D. Levin
                             Katten Muchin & Zavis
                                  Suite 1600
                            525 West Monroe Street
                         Chicago, Illinois  60661-3693
                                 (312)902-5654
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                       Amendment No. 2 to Schedule 14D-9

This Amendment No. 2 to Schedule 14D-9 amends the Schedule 14D-9 (the "Schedule 14D-9") filed by Balcor/Colonial Storage Income Fund-86, an Illinois limited partnership (the "Partnership"), with the Securities and Exchange Commission on April 26, 1996, and amended May 3, 1996. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the
Schedule 14D-9.

Item 4.   The Solicitation and Recommendation

     Item 4(b) is hereby amended to include the following additional information:

     (xii) On May 2, 1996, the Partnership received an unsolicited letter from U-Haul International, Inc. ("U-Haul") stating that U-Haul is willing to purchase the Partnership's properties for $69 million. The General Partners thereafter notified STP of the U-Haul letter.

     On May 3, 1996, the Partnership received a second letter from U-Haul.
This letter indicated that U-Haul would pay a cash price of $69 million for the properties and that U-Haul has available bank lines in excess of $150 million to finance the acquisition. U-Haul further stated that it would pay $7 million as a good faith deposit and that it would pay $1.3 million in addition to the $69 million purchase price "to release [the Partnership] from its existing contract with STP."

     On May 6, 1996, the General Partners formally notified STP of their decision to investigate the U-Haul offer. The General Partners also offered STP the opportunity to respond to the U-Haul offer with a higher purchase price. STP declined to increase their offer.

     The General Partners are presently negotiating the terms of a possible sale of the properties to U-Haul. There can be no assurance that an agreement will be reached with U-Haul. Unless and until a written agreement with U-Haul is executed, the General Partners intend to cause the Partnership to sell the properties to STP in accordance with the terms of the Purchase Agreement with STP.

     Like the sale to STP, a sale to U-Haul would require the approval of a majority of the outstanding Units. Should an agreement with U-Haul be reached, additional proxy material would be distributed to obtain the necessary Limited Partner approval.
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Item 7.   Certain Negotiations and Transactions by the Subject Company

          See Item 4.

Item 9.   Material to be Filed as Exhibits

          Item 9 is hereby amended to including the following c(4) and c(5):

               "(c)(4) Letter from U-Haul dated May 2, 1996.

                (c)(5) Letter from U-Haul dated May 3, 1996."

     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 1996      BALCOR/COLONIAL STORAGE INCOME FUND-86

                         By:  Balcor Storage Partners-86, a general
                              partner

                         By:  The Balcor Company, a partner


                         By:  /s/ THOMAS E. MEADOR
                              ------------------------------------
                              Thomas E. Meador, Chairman


                         By:  Colonial Storage 86, Inc., a general
                              partner

                         By:  /s/ JAMES R. PRUETT
                              ------------------------------------
                              James R. Pruett, President
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